

Mail Stop 3561

March 4, 2016

Via E-mail
Curtis A. Lockshin
Chief Executive Officer
SciVac Therapeutics Inc.
Gad Feinstein Rd.
POB 580
Rehovot, Israel 7610303

Re: **SciVac Therapeutics Inc.**
Amendment No. 2 to Registration Statement on Form F-4
Filed February 26, 2016
File No. 333-208761

Dear Mr. Lockshin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2016 letter.

General

1. Please revise to include a currently dated consent of SciVac Ltd.'s independent registered accountant in an amendment to your Form F-4.

Material US Federal Income Tax Consequences of the Merger to US Holders, page 126

2. Please revise to describe the degree of uncertainty relating to the tax opinion.

Notes to the unaudited pro forma condensed consolidated financial statements

3. Purchase Consideration, page 156

3. We note you used SciVac's common stock closing price as of February 2, 2016 to determine the total estimated purchase price. In future filings, please continue to update the common stock price and date used to calculate the fair value of the common stock to be issued as purchase consideration.

SciVac Therapeutics, Inc.

Audited Consolidated Financial Statements for the year ended December 31, 2014

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page 6

4. We note the basic and diluted net loss per share amounts of $48, $79.68, and $0.63 for the years 2014, 2013, and 2012, respectively, presented here are not consistent with the net loss per share amounts disclosed under the "selected historical consolidated financial information of SciVac" on page 20. It appears to us such basic and diluted net loss per share amounts presented here should be revised to $ 4,800, $ 7,968 and $ 630 for the years 2014, 2013, and 2012, respectively. Please revise or advise.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Drew M. Altman, Esq.
        Greenberg Traurig, P.A.